SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EUROPE'S LOWEST FARES ARRIVE IN ALBANIA
RYANAIR ANNOUNCES 200 WEEKLY FLIGHTS & 17 NEW ROUTES FOR WINTER '23

Ryanair, Europe's biggest and lowest fares airline, today (8th Jun) announced 200 weekly flights and 17 new routes to/from Albania as part of its Winter '23 schedule. Albania will become the 37th country within Ryanair's network, and will grant immediate access to key inbound tourism markets such as, Belgium, Czech Republic, France, Germany, Italy, Poland, Romania Sweden and the UK - whilst also providing competitive fares and increased connectivity for Albanians who want to visit home or friends and family abroad.

These exciting new Winter routes are only the beginning of what Ryanair can do to support the Albanian Government in delivering transformational growth within the tourism industry. Countries need major airlines of scale like Ryanair to deliver capacity growth -Ryanair has consistently and successfully demonstrated this in European economies which rely on tourism such as Spain, Italy, Ireland, Portugal, and Malta.

Ryanair's new Albania Winter '23 schedule will deliver:
●
17 new routes - to destinations such as Brussels, Dusseldorf, London, Manchester, Milan, Paris, Prague, Rome and Stockholm
●
200 flights per week
●
An estimated 700,000 passengers to/from Tirana (>1.5m p.a.)
●
Over 1,000 local jobs

With its recent record order of 300 new B737-MAX-10s, Ryanair will grow to c. 800 aircraft by 2033 and is the only major airline which can deliver long-term meaningful growth in Europe. Ryanair will begin operations to/from Albania this Winter offering 200 weekly flights, giving European and Albanian holidaymakers unbeatable choices at the lowest fares in Europe.

To celebrate today's announcement, Ryanair will launch a 3-day seat sale on its 17 new routes to/from Tirana Airport from €29.99 one way for travel from Oct'23 until Mar'24, which must be booked by 11th June, available only at Ryanair.com.

From Tirana, Ryanair DAC's CEO, Eddie Wilson said:

"As Europe's largest airline, we are delighted to announce 200 weekly Ryanair flights to/from Albania starting from Winter '23. These initial 17 new routes will grant immediate access to key inbound tourism markets such as, Belgium, Czech Republic, France, Germany, Italy, Poland, Romania Sweden, and the UK whilst also providing competitive fares and increased connectivity for Albanians who want to visit home, or friends and family abroad.

We have worked closely with our partners here at Tirana Airport to launch these 17 new routes and hope to strengthen the relationship over time as we work together to drive inbound tourism and connectivity to Albania. These routes will allow millions of visitors from major cities across Europe to experience the wonders of Albania, from the white sand beaches of the Albania Riviera to the historical architecture of Unesco site Gjirokastër, and lively nightlife in Tirana.

To celebrate today's announcement, we will launch a 3-day seat sale for these routes to/from Tirana Airport from €29.99 one way for travel from Oct'23 until Mar'24, which must be booked by 11th June, available only at Ryanair.com."

Mr. Musa Kastrati, Senior Vice President of Kastrati Group, said:

"On behalf of Tirana International Airport, I would like to extend my sincere gratitude to Ryanair for their remarkable trust in the potential of the Albanian market.

We welcome Ryanair's decision to operate flights to and from Tirana International Airport, providing affordable and accessible air travel options, which will undoubtedly benefit both inbound and outbound travelers.

I am confident that through the extensive network of Ryanair, Tirana International Airport will contribute to the further development of passenger choices, tourism, and the economy of Albania. We look forward to a fruitful partnership with Ryanair, as we work together to build memorable journeys for passengers traveling to and from our beautiful nation."

NEW TIRANA ROUTES W'23
Bologna	14 WF
Bucharest	6 WF
Brussels Charleroi	14 WF
Catania	14 WF
Dusseldorf Weeze	4 WF
Edinburgh	4 WF
Krakow	6 WF
London Stansted	28 WF
Manchester	6 WF
Milan Bergamo	28 WF
Paris Beauvais	10 WF
Pisa	14 WF
Prague	4 WF
Rome Ciampino	18 WF
Stockholm Arlanda	4 WF
Venice Treviso	14 WF
Warsaw Modlin	6 WF

ENDS

For further info
please contact:                               Press Office
Ryanair DAC
Tel: +353-1-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 8 June, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary